Exhobit 12
                         TAMPA ELECTRIC COMPANY
                     RATIO OF EARNINGS TO FIXED CHARGES

           The  following  table sets forth the company's ratio of earnings to fixed charges for the periods indicated.

  Nine Months  Twelve Months
     Ended        Ended                Year Ended December 31,
Sept. 30, 1999 Sept. 30, 1999   1998     1997   1996(3) 1995(3)  1994(3)

    4.05x(1)     3.93x(2)     4.51x(4)  4.38x  4.40x   4.28x   3.88x(5)


        For the purposes of calculating these ratios, earnings consist of income from operations before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

(1) Includes the effect of a third quarter 1999 $10.5-million pretax charge at the Electric division associated with a regulatory decision for audits of the company s 1997 and 1998 earnings which limited its equity ratio to 58.7, in addition to a $4.3-million pretax charge reflecting corporate income tax settlements. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 5.14x for the 9-month period ended Sept. 30, 1999.

(2) Includes the effect of a fourth quarter 1998 one-time pretax charge of $7.3-million at the Electric division. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.83x for the 12-month period ended Sept. 30, 1999.

(3) Amounts have been restated to reflect the merger of Peoples Gas System, Inc., with and into Tampa Electric Company.

(4)  Includes  the  effect  of  one-time,  pretax  charges  totaling  $16.9 million. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.66x for the year ended Dec. 31, 1998.

(5) Includes the effect of a $21.3-million pretax restructuring charge. The effect of this charge was to reduce the ratio of earnings to fixed c h a r g e s. Had this non-recurring charge been excluded from thecalculation, the ratio of earnings to fixed charges would have been 4.23x for the year ended Dec. 31, 1994.












                                                              28